UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 6, 2015, Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three month period ended March 31, 2015, payable July 2, 2015 to shareholders of record at the close of business on June 5, 2015.

Husky Energy Inc. also announced a quarterly dividend on the 4.45% Cumulative Redeemable Preferred Shares, Series 1, for the period April 1, 2015 to June 30, 2015, payable June 30, 2015 to shareholders of record as at the close of business on June 5, 2015.

Husky Energy Inc. also announced a quarterly dividend on the 4.50% Cumulative Redeemable Preferred Shares, Series 3, for the period April 1, 2015 to June 30, 2015, payable June 30, 2015 to shareholders of record as at the close of business on June 5, 2015.

Husky Energy Inc. also announced the initial quarterly dividend on the 4.50% Cumulative Redeemable Preferred Shares, Series 5, for the period March 12, 2015 to June 30, 2015, payable June 30, 2015 to shareholders of record as at the close of business on June 5, 2015. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on

Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: May 6, 2015		Senior Vice President, General Counsel & Secretary